

March 25, 2011

<u>Via U.S. Mail and Facsimile 301.998.3730</u>

Andrew P. Blocher
Senior Vice President – Chief Financial Officer and Treasurer
Federal Realty Investment Trust
1626 East Jefferson Street
Rockville, MD 20852

  Re: Federal Realty Investment Trust
     Form 10-K for fiscal year ended December 31, 2010
     Filed February 15, 2011
     File No. 1-7533

Dear Mr. Blocher:

  We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2010</u>

<u>Item 2. Properties, page 20</u>

<u>Lease, Lease Terms and Lease Expirations, page 20</u>

1. We note your disclosure of annualized base rent based on expiring commercial leases. In future periodic filings, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Real Estate, page 35

2.   Please tell us and disclose separately the amount of external and internal costs capitalized for each year presented. Within your response please further disaggregate the amounts between development, redevelopment and leasing of real estate. Lastly, please specifically quantified the amounts of salaries capitalized in each of the categories.

Liquidity and Capital Resources

Contractual Commitments, page 52

3.   We note your disclosure within your financial statements regarding your share of unconsolidated debt. Please disclose the estimated maturity and payment obligations for such debt.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 4. Real Estate Partnerships, page F-17

4.   For your investments in real estate partnerships, please tell us and disclose whether the accounting policies of such investments are similar to your own. If not, please provide discussion highlighting such differences.

Note 5. Acquired In-Please Leases, page F-20

5.   Please tell us and separately disclose the amortization from acquired above market leases and acquired below market leases included in rental income for all period presented. Additionally, please tell us how you have assessed the likelihood of tenant's exercising below market lease renewal options.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding the comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Accounting Branch Chief